SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In September 2004, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/20020 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Audit Committee		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Preferred			501,628,836	1.4965	0.8789
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Direct w/ Company	Sell	13	700,000	620.36	434,252.00
End Balance
Securities / Derivatives	Stock Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Preferred			500,928,836	1.4944	0.8776

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In September 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors		( ) Management	( ) Audit Commitee		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			19,920,304,634	84.5577		34.9003
Shares	Preferred			12,123,509,446	36.1685		21.2403
ADR (*)	Preferred			363,900	0.1086		0.0638
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Bradesco	Buy	01	20,000	629.50	12,590.00
Shares	Preferred	Bradesco	Buy	01	270,000	630.00	170,100.00
Shares	Preferred	Bradesco	Buy	01	1,550,000	631.00	978,050.00
Shares	Preferred	Bradesco	Buy	01	90,000	631.05	56,794.50
Shares	Preferred	Bradesco	Buy	01	140,000	631.12	88,356.80
Shares	Preferred	Bradesco	Buy	01	550,000	632.00	347,600.00
Shares	Preferred	Bradesco	Buy	01	110,000	632.25	69,547.50
Shares	Preferred	Bradesco	Buy	01	10,000	632.30	6,323.00
Shares	Preferred	Bradesco	Buy	01	110,000	632.95	69,624.50
Shares	Preferred	Bradesco	Buy	01	200,000	633.00	126,600.00
Shares	Preferred	Bradesco	Buy	01	10,000	633.25	6,332.50
Shares	Preferred	Bradesco	Buy	01	320,000	633.30	202,656.00
Shares	Preferred	Bradesco	Buy	01	370,000	635.00	234,950.00
Shares	Preferred	Bradesco	Buy	02	410,000	631.65	258,976.50
Shares	Preferred	Bradesco	Buy	02	660,000	633.20	417,912.00
Shares	Preferred	Bradesco	Buy	02	110,000	633.22	69,654.20
Shares	Preferred	Bradesco	Buy	02	270,000	633.60	171,072.00
Shares	Preferred	Bradesco	Buy	02	140,000	633.62	88,706.80
Shares	Preferred	Bradesco	Buy	02	1,820,000	633.65	1,153,243.00
Shares	Preferred	Bradesco	Buy	02	2,450,000	634.00	1,553,300.00
Shares	Preferred	Bradesco	Buy	03	80,000	625.00	50,000.00
Shares	Preferred	Bradesco	Buy	03	1,040,000	625.10	650,104.00
Shares	Preferred	Bradesco	Buy	03	780,000	625.21	487,663.80
Shares	Preferred	Bradesco	Buy	03	220,000	625.25	137,555.00
Shares	Preferred	Bradesco	Buy	03	300,000	625.40	187,620.00
Shares	Preferred	Bradesco	Buy	03	300,000	625.60	187,680.00
Shares	Preferred	Bradesco	Buy	03	250,000	625.61	156,402.50
Shares	Preferred	Bradesco	Buy	03	50,000	625.69	31,284.50
Shares	Preferred	Bradesco	Buy	03	420,000	625.70	262,794.00
Shares	Preferred	Bradesco	Buy	03	10,000	625.80	6,258.00
Shares	Preferred	Bradesco	Buy	03	1,700,000	626.00	1,064,200.00
Shares	Preferred	Bradesco	Buy	03	250,000	626.15	156,537.50
Shares	Preferred	Bradesco	Buy	03	50,000	626.50	31,325.00
Shares	Preferred	Bradesco	Buy	03	40,000	626.96	25,078.40
Shares	Preferred	Bradesco	Buy	03	10,000	626.97	6,269.70
Shares	Preferred	Bradesco	Buy	03	700,000	627.15	439,005.00
Shares	Preferred	Bradesco	Buy	03	610,000	628.00	383,080.00
Shares	Preferred	Bradesco	Buy	03	190,000	628.70	119,453.00
Shares	Preferred	Bradesco	Buy	03	500,000	629.00	314,500.00
Shares	Preferred	Bradesco	Buy	08	510,000	620.70	316,557.00
Shares	Preferred	Bradesco	Buy	08	700,000	621.00	434,700.00
Shares	Preferred	Bradesco	Buy	08	90,000	621.50	55,935.00
Shares	Preferred	Bradesco	Buy	08	2,600,000	621.60	1,616,160.00
Shares	Preferred	Bradesco	Buy	08	1,400,000	622.00	870,800.00
Shares	Preferred	Bradesco	Buy	08	670,00	622.30	416,941.00
Shares	Preferred	Bradesco	Buy	08	840,00	622.85	523,194.00
Shares	Preferred	Bradesco	Buy	08	760,000	623.00	473,480.00
Shares	Preferred	Bradesco	Buy	08	200,000	623.95	124,790.00
Shares	Preferred	Bradesco	Buy	08	450,000	624.00	280,800.00
Shares	Preferred	Bradesco	Buy	08	10,000	624.45	6,244.50
Shares	Preferred	Bradesco	Buy	08	20,000	624.90	12,498.00
Shares	Preferred	Bradesco	Buy	08	750,000	625.00	468,750.00
Shares	Preferred	Bradesco	Buy	09	50,000	608.51	30,425.50
Shares	Preferred	Bradesco	Buy	09	100,000	610.00	61,000.00
Shares	Preferred	Bradesco	Buy	09	100,000	611.00	61,100.00
Shares	Preferred	Bradesco	Buy	09	100,000	611.20	61,120.00
Shares	Preferred	Bradesco	Buy	09	400,000	613.00	245,200.00
Shares	Preferred	Bradesco	Buy	09	50,000	613.22	30,661.00
Shares	Preferred	Bradesco	Buy	09	50,000	613.50	30,675.00
Shares	Preferred	Bradesco	Buy	09	50,000	614.00	30,700.00
Shares	Preferred	Bradesco	Buy	09	10,000	614.95	6,149.50
Shares	Preferred	Bradesco	Buy	09	580,000	615.00	356,700.00
Shares	Preferred	Bradesco	Buy	09	590,000	616.51	363,740.90
			Total Buy		28,190,000		17,657,521.10
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			19,920,304,634	84.5577		34.9003
Shares	Preferred			12,151,699,446	36.2526		21.2897
ADR (*)	Preferred			363,900	0.1086		0.0638

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) One ADR corresponds to 100 common shares.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In September 2004, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,680	0.0000	0.0000
Shares	Preferred		5	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,680	0.0000	0.0000
Shares	Preferred		5	0.0000	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In September 2004, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Audit Commitee	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		42,840	0.0002	0.0001
Shares	Preferred		6,725	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		42,840	0.0002	0.0001
Shares	Preferred		6,725	0.0000	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.